

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 15, 2017

Christopher D.T. Guiffre
President and Chief Executive Officer
Cerulean Pharma Inc.
35 Gatehouse Drive
Waltham, MA 02451

> **Re: Cerulean Pharma Inc.**
> **Amendment No. 2 to the**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 13, 2017**
> **File No. 001-36395**

Dear Mr. Guiffre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Opinion of Cerulean's Financial Advisor, page 116

1.   We note your response to prior comment 4 and your revised disclosure that the stage of development of Ovaprene is analogous to Phase 2 for a candidate that is regulated as a drug. Please explain to us how these two stages are analogous, or, in the alternative, please remove this statement.

Selected Historical and Unaudited Pro Forma Combined Financial Information
Comparative Historical and Unaudited Pro Forma Per Share Data, page 32

2.   Please explain the events that occurred to change the Dare Pro Forma equivalent basic and diluted net loss per share for the year ended December 31, 2016 from ($0.04) in prior filings to ($0.55) and provide your calculation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at (202) 551-3105 or Christine Torney at (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc: Hal J. Leibowitz, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP